Christopher E. Howard

One Monument Square
Portland, ME 04101

207-791-1335 voice
207-791-1350 fax
choward@pierceatwood.com

pierceatwood.com

April 4, 2008

VIA EDGAR

Ms. Kei Ino

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Advanced Cell Technology, Inc. — SEC File No. 000-50295

Dear Ms. Ino:

We are counsel to Advanced Cell Technology, Inc., a Delaware corporation (the “Company”). This correspondence is being filed in response to comments contained in your letter of March 28, 2008 relating to the Company’s Report on Form 8-K (SEC File No. 000-50295) (the “8-K”).  These comments, and the responses on behalf of the Company to these comments, are set forth below.

Item 4.02

1.               Please revise your disclosure to clarify when you plan to amend Forms 10-KSB and 10-QSB filed for the periods from September 30, 2006 through September 30, 2007.  In addition, clarify the period, which the net positive financial impact of $2.5 million relates to and ensure that you have provided the accumulated financial impact as of the most recent financial statement date filed.

RESPONSE:  The Company is working towards filing amendments to its Form 10-KSB and 10-QSB for the affected periods from September 30, 2006 through September 30, 2007 prior to April 15, 2008.  As disclosed in the Form 8-K/A being filed concurrently herewith, the Company’s initial Form 8-K filed on March 27, 2008 incorrectly stated that the Company’s present auditors had concurred with the conclusions contained in the Item 4.02 disclosure in the initial Form 8-K.  In fact, the Company's current auditor, Singer Lewak Greenbaum & Goldstein LLP, had not yet reviewed the matters described in Item 4.02 of the initial Form 8-K, and has indicated that it will do so following review by the auditor of the Company who was engaged at the time the error occurred.  As a result, the Company has removed all conclusions regarding the financial impact of the error in Item 4.02 of the Form 8-K/A being filed concurrently herewith.

2.              Since your disclosure appears to imply that you rely heavily on a third-party in valuing your warrants, please revise your disclosure to name the expert.  In addition, explain to us why you did not appear to mention your reliance on this third-party when explaining your valuation methodologies in your period reports.  Confirm that you will disclose the name of the expert in your future periodic reports if you continue to place reliance on the work of a third party in determining the warrant’s fair value.  Note that if you include or incorporate by reference such disclosure into a 1933 Securities Act filing, you will need to obtain the consent of the independent valuation firm.

RESPONSE: The Company has revised the Initial 8-K in response to the Staff’s comments to identify the third party valuation firm as Global View Advisors.  The Company inadvertently failed to mention its reliance on Global View Advisors in the affected periodic reports, but hereby agrees that it will disclose the name of all such third-party experts on which it relies in all future periodic reports.

3.               Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your disclosures and assertions regarding your disclosure controls and procedures for each of the periods ended September 30, 2006, December 31, 2007, March 31, 2007, June 30, 2007, and September 30, 2007.

RESPONSE:  In the Company’s Quarterly Report for the period ended September 30, 2006, such period being the period during which the accounting error occurred, the Company’s principal executive officer had concluded that the Company’s disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act would be recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Following the filing of such Quarterly Report, the certifying officers of the Company believed that the Company had implemented effective disclosure controls and procedures, and therefore disclosed in its subsequent periodic reports that the Company’s disclosure controls and procedures were effective.  However, the Company’s certifying officer has reconsidered the adequacy of the Company’s disclosure controls and procedures for the periods ended March 31, 2007, June 30, 2007, and September 30, 2007 in light of the financial accounting error identified and described herein. To that end, the Company anticipates amending the disclosure in Item 3 of Part I of its Quarterly Report for each of the periods ended March 31, 2007, June 30, 2007, and September 30, 2007, and Item 8A of Part II its Annual Report on Form 10-KSB for the period ended December 31, 2006.

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•        The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments.  Please do not hesitate to contact us with any questions you may have.

Sincerely,

/s/ Christopher E. Howard
Christopher E. Howard

cc:                                 Mr. William M. Caldwell, IV, Advanced Cell Technology, Inc.